UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

July 2, 2012

Flux Power Holdings, Inc.

 (Exact name of registrant as specified in its charter)

Nevada	000-25909	86-0931332
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2240 Auto Park Way, Escondido, California 92029

(Address of principal executive offices) (Zip Code)

877-505-3589

 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

FLUX POWER HOLDINGS, INC.

 ___________________________________

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

 ___________________________________

FLUX POWER HOLDINGS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF FLUX POWER HOLDINGS, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement (“Information Statement”) is being mailed on or about July 2, 2012, to the holders of record of our common stock, par value $0.001 per share (“common stock”) of Flux Power Holdings, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”) at the close of business on June 29, 2012, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the anticipated change in majority control of our Board of Directors (also referred to as the “Board”).

You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors to fill seats on the Company’s Board.  The resignation of the existing directors and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s stockholders in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (the “Effective Date”).

On June 14, 2012 (the “Closing Date”), we completed the acquisition of Flux Power, Inc., a California corporation (the “Reverse Acquisition”), pursuant to that certain Securities Exchange Agreement dated May 18, 2012 (“Exchange Agreement”) by and among Flux Power, Inc., a California corporation (the “Flux Power”), and its shareholders, Mr. Chris Anthony, Esenjay Investments, LLC (also “Esenjay”), and Mr. James Gevarges (collectively the “Flux Shareholders”). In connection with the Reverse Acquisition, we purchased 100% of the issued and outstanding shares of common stock of Flux Power from the Flux Shareholders in exchange for 37,714,514 newly issued shares of our common stock (“Exchange Shares”) based on an exchange ratio of 2.9547039 (“Share Exchange Ratio”). As a result of the Reverse Acquisition, the Flux Shareholders collectively own approximately 91% of the issued and outstanding shares of our common stock, and Flux Power is our wholly-owned operating subsidiary.

Upon the closing of the Reverse Acquisition (the “Closing”), Mr. Gianluca Cicogna-Mozzoni, our former Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and sole director, submitted a resignation letter pursuant to which he resigned from all offices that he held, effective immediately; and from his position as our director that will become effective on the Effective Date. In addition, on June 14, 2012, our Board of Directors increased the size of our Board of Directors to three directors and appointed Mr. Chris Anthony (Chairman) to fill the vacancy created by the increase in board size, effective as of the Closing Date. In addition, Messrs. Michael Johnson and James Gevarges were appointed to fill the vacancies created upon the effective resignation of Mr. Cicogna-Mozzoni and the increase in the size of the board, with such appointments and resignation to be effective on the Effective Date.

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In connection with the Reverse Acquisition, (a) we adopted amended and restated Bylaws, (b) changed our name from “Lone Pine Holdings, Inc.” to “Flux Power Holdings, Inc.” (c) we have assumed the Flux Power 2010 Option Plan (“Plan”) and all of the stock options of Flux Power outstanding as of the closing of the Reverse Acquisition, (d) each of the Flux Shareholders agreed not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any shares of Exchange Shares for a period of 18 months from the Closing except during the period after the first anniversary of the Closing and a period of 6 months thereafter, in such an amount which constitutes less than 3% in the aggregate of such Flux Shareholder’s beneficial ownership of our common stock per month, and (e) we agreed to use our best efforts to conduct a private placement of our securities in a private placement to accredited investors to purchase up to 8 Units, at a price of $500,000 per Unit, with each Unit consisting of 1,207,185 shares of our common stock and 241,437 5-year warrants to purchase one share of our common stock at an exercise price of $0.41 per share (the “Private Placement”), of which Baytree Capital Associates, LLC (“Baytree Capital”), its designees or assignees, has committed to investing at least $1,000,000 in the Private Placement. The securities offered and sold in the Private Placement will not be or have not been registered under the Securities Act of 1933, as amended (“Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The acquisition was accounted for as a recapitalization effected by a share exchange, wherein Flux Power is considered the acquirer for accounting and financial reporting purposes. The assets and liabilities of the acquired entity have been brought forward at their book value and no goodwill has been recognized.

You are urged to read this Information Statement carefully.

You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Reverse Acquisition on June 14, 2012, we had 145,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value of $0.001 authorized. Upon the closing of the Reverse Acquisition, we had 41,258,185 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. As of June 14, 2012 (post Reverse Acquisition), we had a total of 41,258,185 shares of common stock outstanding.

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The following table sets forth, as of June 14, 2012 (post Reverse Acquisition): (a) the names and addresses of each beneficial owner of more than five percent of our common stock known to us, the number of shares of common stock beneficially owned by each such person, and the percent of our common stock so owned; and (b) the names and addresses of each director and executive officer, the number of shares of our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Unless otherwise indicated, the business address of each of our directors and executive officers is c/o Flux PowerHoldings, Inc., 2240 Auto Park Way, Escondido, California 92029. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percentage of Ownership

Directors and Named Executive Officers

Chris Anthony, Director and Executive Officer	11,929,697	(2)	28.8%

Steve Jackson, Chief Financial Officer	-		-

Gianluca Cicogna-Mozzoni, Director (5)	-		-

Michael Johnson, Director(5)	20,097,171	(3)	48.6%

James Gevarges, Director (5)	6,204,878	(4)	15.0%

All Officers & Directors as a Group (5 people)	38,231,746		92.4%

5% Beneficial Owners

Baytree Capital Associates, LLC (6) 40 Wall Street, 58th Floor New York, New York 1000	4,122,777		9.5%

(1) As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Accordingly, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2) Includes 110,881 stock options, all of which are vested. The options have been adjusted given effect to the Share Exchange Ratio.

(3) Includes shares held by Esenjay Investments, LLC, a Texas limited liability company, of which Mr. Johnson is the sole director and beneficial owner. Includes 110,881 stock options, all of which are vested. The options have been adjusted given effect to the Share Exchange Ratio.

(4) Includes 110,881 stock options, all of which are vested. The options have been adjusted given effect to the Share Exchange Ratio.

(5) Upon the closing of the Reverse Acquisition, Mr. Gianluca Cicogna-Mozzoni submitted a resignation letter pursuant to which he resigned from all offices that he held, effective immediately; and from his position as our director that will become effective on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14(f) of the Exchange Act (the “Effective Date”). In addition, Messrs. Michael Johnson and James Gevarges were appointed to our Board, effective on the Effective Date.

(6) Includes 1,837,777 shares of common stock underlying warrants for a term of 5 years and at an exercise price of $0.41 per share of common stock for financial advisory services.

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CHANGES IN CONTROL

Pursuant to the Exchange Agreement, as amended, on June 14, 2012, we acquired 100% of the issued and outstanding capital stock of Flux Power in exchange for 37,714,514 shares of our common stock, which constitutes approximately 91% of our issued and outstanding common stock after the consummation of the Reverse Acquisition. As a result of the Reverse Acquisition, we have assumed the business and operations of Flux Power. In addition, the Reverse Acquisition resulted in a change in control of the Company.

Upon the closing of the Reverse Acquisition, Mr. Gianluca Cicogna-Mozzoni, our former Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and a director, submitted a resignation letter pursuant to which he resigned from all offices that he held, effective immediately; and from his position as our director that will become effective on the Effective Date. In addition, on June 14, 2012, our Board of Directors increased the size of our Board of Directors to three directors and appointed Mr. Chris Anthony (Chairman) to fill the vacancy created by the increase in board size, effective as of the date of the Closing of the Reverse Acquisition. In addition, Messrs. Michael Johnson and James Gevarges were appointed to fill the vacancies created upon the effective resignation of Mr. Cicgona-Mozzoni and the increase in the size of the board, with such appointments and resignation to be effective on the Effective Date.

DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors, Executive Officers and Significant Employees

Prior to the consummation of the Reverse Acquisition, our Board of Directors consisted of one director, Mr. Gianluca Cicogna-Mozzoni. Upon the closing of the Reverse Acquisition, Mr. Gianluca Cicogna-Mozzoni, our former Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and sole director, submitted a resignation letter pursuant to which he resigned from all offices that he held, effective immediately; and from his position as our director that will become effective on the Effective Date. In addition, on June 14, 2012, our Board of Directors increased the size of our Board of Directors to three directors and appointed Mr. Chris Anthony (Chairman) to fill the vacancy created by the increase in board size, effective as of the date of the Closing of the Reverse Acquisition. In addition, Messrs. Michael Johnson and James Gevarges were appointed to fill the vacancies created upon the effective resignation of Mr. Cicogna-Mozzoni and the increase in the size of the board, with such appointments and resignation to be effective on the Effective Date.

The following table and text set forth the names and ages of our directors, executive officers and significant employees as of the date of this Information Statement. Our Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships among any of the directors and executive officers.

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Name	Age	Position
Chris Anthony	35	Chairman and Chief Executive Officer
Steve Jackson	48	Chief Financial Officer and Chief Operating Officer
Michael Johnson(1)	60	Director
James Gevarges(1)	46	Director
Gianluca Cicogna-Mozzoni(2)	48	Director

(1)  Will become a director on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14(f) of the Exchange Act (the “Effective Date”).

(2)  Current director until the Effective Date.

Except for the appointments and resignation in connection with the Reverse Acquisition, there are no arrangements or understandings between our directors and executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Business Experience

Chris Anthony, Chief Executive Officer, and Director. Mr. Anthony has been our Chairman and Chief Executive Officer since June 14, 2012. He has been the Chairman and Chief Executive Officer of Flux Power since it was incorporated. Since November 2010, Mr. Anthony has also served as an R&D Advisor to Epic Boats, LLC, which he founded in 2002 and where he served as Chief Executive Officer until October 2010. From 2005 to 2009, Mr. Anthony served as the Chief Operating Officer of Aptera Motors, Inc. (“Aptera Motors”) and was a Director of that company from 2005 to 2010. Mr. Anthony is an expert in energy storage, electric propulsion systems, and advanced composite manufacturing processes. He has significant experience building advanced products in the marine and commuter vehicle industries. Mr. Anthony has a Bachelor of Science degree in finance from the Cameron School of Business.

Steve Jackson, Chief Financial Officer and Chief Operating Officer. Mr. Jackson was appointed as our Chief Financial Officer and Chief Operating Officer on June 14, 2012. Mr. Jackson has been providing services to Flux Power since November 2011 and joined Flux Power as a full-time employee in January 2012. Prior to joining Flux Power, Mr. Jackson served as the Chief Financial Officer and Chief Operating Officer for Verdezyne Inc, an alternative energy bio-fuel company, from 2008 to 2011. Mr. Jackson is a Certified Public Accountant and has more than 20 years finance and operations experience, including 7 years at SAIC where he held several significant financial management positions, and 3 years at PriceWaterhouse LLP. He received his Bachelor of Business Administration degree in Accounting from the University of Texas at Austin and a Master of Science degree in Accountancy from San Diego State University.

Michael Johnson, Director. Mr. Johnson has been a director of Flux Power since it was incorporated. Mr. Johnson has been a director and the Chief Executive Officer of Esenjay Petroleum Corporation in Corpus Christi, Texas since 2002. He is an industry expert in the natural gas exploration industry and brings a wealth of management and successful company building experience to the board. Mr. Johnson currently serves on the Board of Directors at Aptera Motors. Mr. Johnson received a Bachelor of Science degree in mechanical engineering from the University of Southwestern Louisiana in 1971. Mr. Johnson’s appointment as our director will be effective on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14(f) of the Exchange Act.

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James Gevarges, Director. Mr. Gevarges has been a director of Flux Power since it was incorporated. Mr. Gevarges is the Chief Executive Officer, and a Director of Current Ways, Inc., a company he founded in 2010. Since 1991 James has also been a Director and the Chief Executive Officer of LHV Power Corporation (formerly known as HiTek Power, Corp) located in Santee, California. Mr. Gevarges is a power supply industry expert and brings an enormous amount of manufacturing and successful company management experience to the Company. Mr. Gevarges has a Bachelor of Science degree in electrical engineering from Louisiana State University. Mr. Gevarge’s appointment as our director will be effective on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14(f) of the Exchange Act.

Gianluca Cicogna-Mozzoni, Director. Mr. Cicogna-Mozzoni has been our director since December 20, 2011. Prior to the Reverse Acquisition, Mr. Cicogna-Mozzoni was our former Chief Executive Officer, Chief Financial Officer, Treasury and Secretary. He has been a member of Baytree Capital Associates, LLC, our stockholder, since 2008 and has over 25 years of experience investing in private and public companies and doing cross-border transactions. Prior to joining Baytree Capital, Mr. Cicogna-Mozzoni worked at the Zanett Group in New York, where he was involved in advising and investing in early stage private and public companies. Mr. Cicogna-Mozzoni has invested in a broad range of businesses and has extensive hands-on experience advising, building and managing companies. From February 2008 to October 2008, Mr. Cicogna-Mozzoni served as director for Morlex, Inc. He graduated with honors in economics from Buckingham University. Mr. Cicogna-Mozzoni’s resignation as our director will be effective on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14(f) of the Exchange Act.

LEGAL PROCEEDINGS

To the best of our knowledge, during the past ten years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission (“SEC”) initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based on the Company’s knowledge, with the exception of the failure of Baytree Capital to file a Form 3 and the failure of Mr. William S. Rosenstadt to file Forms 3 and 4 during the fiscal year ended December 31, 2011, no other required parties are delinquent in their Section 16(a) filings.

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CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions with Related Persons

 Transactions with Related Persons – Flux Power Holdings, Inc.

Baytree Capital obtained a controlling interest in the Company’s common shares pursuant to a Stock Purchase Agreement that it entered into with each of the Company’s prior directors, their affiliates and their immediate family members. One of the selling shareholders under the Stock Purchase Agreement was Timbermans Group, which owned approximately 54.3% of the Company’s share capital and was affiliated with each of the Company’s aforementioned directors. Although Timbermans Group was owned by these directors, it was placed into a form of receivership under Australian law, and the contractual decision to enter into the contract for the sale of shares was made by its Receiver, PricewaterhouseCoopers, rather than the shareholders. Under the Stock Purchase Agreement dated November 26, 2008, Baytree purchased 2,385,000 shares of the Company’s common stock in exchange for $448,125. As a condition to the sale under the Stock Purchase Agreement, the Company’s directors and officers needed to resign, and Baytree arranged with those directors and officers to have William S. Rosenstadt appointed as sole director and executive officer. Effective as of December 20, 2011, our Board of Directors accepted the voluntary resignation of William S. Rosenstadt as director and officer of the company. Concurrently with Mr. Rosenstadt's resignation, the Board of Directors appointed Gianluca Cicogna-Mozzoni as its sole director, president, chief executive officer, chief financial officer, treasurer and secretary of the company effective as of December 20, 2011.

Our former office and mailing address was 40 Wall Street, 58th Floor, New York, New York, which was provided to us by our stockholder and served as our former principal executive offices.  Prior to December 20, 2011, our office and mailing address was 501 Madison Avenue, New York, New York, which was provided to us by William S. Rosenstadt, our former sole officer and director, and served as our principal executive offices.  We paid no rent in 2011 for use of these facilities.  There are no written lease agreements.

The legal fees for the year ended December 31, 2011, were $18,120 which were incurred by Sanders Ortoli Vaughn-Flam Rosenstadt LLP, of which William S. Rosenstadt, who served as our former Chief Executive Officer and Chief Financial Officer from January 2010 to December 2011, is a partner.

On March 18, 2011 and May 20, 2011, Heriot Holdings Limited loaned the Company $30,000 and $40,000 (the “Principal Amount”) pursuant to convertible promissory notes at a rate of 10% per annum, until the Principal Amount is repaid. The then-outstanding Principal Amounts and any interest accrued thereon may be converted at any time, at the holder’s option, into shares of the Company’s common stock at a price of $0.10. The principal and accrued interest under the convertible promissory notes held by Heriot Holdings Limited were converted into 764,900 shares of common stock on March 19, 2012.

On February 1, 2012 and March 7, 2012, The Somerset Trust loaned the Company $10,000 on each date (the “Principal Amount”) pursuant to convertible promissory notes at a rate of 10% per annum, until the Principal Amount is repaid. The then-outstanding Principal Amount and any interest accrued thereon may be converted at any time, at the holder’s option, into shares of the Company’s common stock at a price of $0.10. The principal and accrued interest under these notes were converted into 201,400 shares of common stock on March 15, 2012.

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In connection with the Reverse Acquisition, Mr. Anthony, our President, Chief Executive Officer, and director, Mr. Gevarges, and Esenjay Investments, LLC, an entity which Michael Johnson, is a director, severally agreed not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable into our common stock beneficially owned by such stockholder, for a period of eighteen (18) months from the closing date of the Reverse Acquisition, except during the period after the first anniversary of the closing date and a period of six (6) months thereafter, in such an amount which constitutes less than three percent (3%) in the aggregate of such stockholder’s beneficial ownership of our common stock per month.

On June 14, 2012, we entered into an Advisory Agreement with Baytree Capital pursuant to which Baytree Capital agreed to provide us with business and consulting services for 24 months in exchange for 100,000 restricted shares of our newly issued common stock at the commencement of each six month period in return for its services, which shares will have piggy-back registration rights, and a warrant to purchase 1,837,777 restricted shares of our common stock for a period of five (5) years at an exercise price of $.41 per share.

Transactions with Related Persons-Flux Power, Inc.

On May 25, 2010, Flux Power entered into a $400,000 Revolving Promissory Note for Inventory Funding (the “Inventory Funding Note”) with our stockholder Esenjay Investments, LLC (“Esenjay”), which matured in May 2012. Esenjay is owned by Mr. Michael Johnson. The Inventory Funding Note bore interest at 8% per annum and provides for advances to be used for inventory purchases. In August 2011, Flux Power amended the Inventory Funding Note so that it may be converted into Flux Power’s shares of common stock at a conversion price to be determined at our next round of financing. The Inventory Funding Note is secured by Flux Power’s general assets.

On May 25, 2010, Flux Power entered into a $1,000,000 Revolving Promissory Note for Operating Capital (the “Operating Capital Note”) with Esenjay. The Operating Capital Note matures as of the closing of our next round of financing but no later than May 30, 2012. The Operating Capital Note bore interest at 8% and provides for advances for operating expenses. In August 2011, Flux Power amended the Operating Capital Note so that it may be converted into Flux Power’s shares of common stock at a conversion price to be determined at its next round of financing. The Operating Capital Note is secured by Flux Power’s general assets.

On September 27, 2011, Flux Power entered into a $150,000 Bridge Loan Promissory Note (the “Bridge Note”) with Esenjay. The Bridge Note matured on May 30, 2012. The Bridge Note does not bear interest and provides that the principal amount may be converted into Flux Power’s shares of common stock at a conversion price to be determined at its next round of financing. On November 15, 2011, Flux Power amended the Bridge Note to include a stated annual interest rate of 8%.

On December 15, 2011, Esenjay agreed to convert the Inventory Funding Note, Operating Capital Note and the Bridge Note and the accrued interest in the aggregate amount of $1,264,228 for 1,264,228 shares of Flux Power’s common stock. Accordingly, the Inventory Funding Note, Operating Capital Note and the Bridge Note are no longer outstanding.

On October 1, 2011, Flux Power entered into a $1,000,000 Secondary Revolving Promissory Note for Operating Capital (the “Secondary Operating Capital Note”) with Esenjay. The Secondary Operating Capital Note matures on September 30, 2013. The Secondary Operating Capital Note bears interest at 8% and provides for advances for operating expenses. As of March 31, 2012, Flux Power has drawn down $500,000 on the Secondary Revolving Promissory Note and $500,000 is available. As of June 14, 2012, Flux Power has drawn down $600,000 on the Secondary Revolving Promissory Note and $400,000 is available.

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On March 7, 2012, Flux Power entered into a $250,000 Bridge Loan (“Secondary Bridge Note”) with Esenjay. The Secondary Bridge Note matures on March 7, 2014. The Secondary Bridge Note bears interest at 8%.

During 2009, Flux Power entered into a cancelable Term Sheet agreement (the “Term Sheet Agreement”) with a company owned by one of its then major shareholders. Pursuant to the Term Sheet Agreement, Flux Power was appointed as a distributor of this company’s battery charging products allowing Flux Power to sell the products either separately or as part of an energy storage solution. Additionally, Flux Power was required to develop software to enable communication between the parties’ respective products which entitles Flux Power to royalties for any such units sold by the related entity. During the term of the Term Sheet Agreement, Flux Power may purchase the products at the then current price list for distributors. Further, under the terms of the Term Sheet Agreement, if the company sells its products to a different distributor, Flux Power is entitled to a distribution fee equal to 20% of the company’s gross profits on such sale. This distribution fee and royalties are capped at a total of $200,000. The products defined in the term sheet were assigned to a different company that is owned by the same major shareholder, on September 1, 2010. The Term Sheet Agreement expired pursuant to its terms on April 1, 2011. During the nine month periods ended March 31, 2012 and 2011, Flux Power purchased approximately $52,000 and $35,000 of prototype products that are not subject to the distribution fee or royalties pursuant to the Term Sheet Agreement. During 2010, Flux Power entered into a cancelable Manufacturing Implementation Agreement (the “Manufacturing Agreement”) with the same company. Pursuant to the terms of the Manufacturing Agreement, this company has been granted a right of first refusal to manufacture Flux Power’s battery management system. The Manufacturing Agreement expires on August 1, 2014. During the nine month periods ended March 31, 2012 and 2011, Flux Power paid approximately $258,000 and $130,000, respectively, to this company pursuant to the Manufacturing Agreement.

On July 1, 2011, Flux Power entered into a Sublease Agreement with Epic Boats, LLC (“Epic Boats”). Chris Anthony, our Chief Executive Officer, is also an R&D advisor to, and 35% owner of, Epic Boats. Pursuant to the Terms of the Sublease Agreement, Epic Boats has subleased approximately 7,200 square feet of Flux Power’s office space for a monthly payment of $6,640. The Sublease Agreement was terminated January 1, 2012. During the nine month periods ended March 31, 2012 and 2011, Epic Boats reimbursed $53,000 and $7,000, respectively, to Flux Power under this Sublease Agreement.

On October 21, 2009, Flux Power entered into an agreement with Epic Boats, LLC where Epic Boats assigned and transferred to Flux Power the entire right, title, and interest into products, technology, intellectual property, inventions and all improvements thereof, as defined in the table below. As of this date, Flux Power began selling products to Epic under Flux Power’s standard terms and conditions and has continued to sell products to Epic Boats as a customer. During the nine month periods ended March 31, 2012 and 2011, Flux Power sold approximately $335,000 and $149,000, respectively, of product to Epic Boats. The customer deposits balance received from Epic Boats at March 31, 2012 and June 30, 2011, is approximately $996,000 and $367,000, respectively. There were no receivables outstanding from Epic Boats as of March 31, 2012. As of June 30, 2011, receivables of $29,000 were outstanding from Epic Boats.

During the nine month periods ended March 31, 2012 and 2011, Flux Power sold approximately $1,000 and $29,000, respectively, of product to a company owned by another one of the Flux Power’s then major shareholders who was Flux Power’s former Chief Technology Officer. There were no receivables outstanding from this customer as of March 31, 2012 and June 30, 2011. As of March 31, 2012, this stockholder sold his shares and was no longer a stockholder of Flux Power.

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Promoters and Certain Control Persons

The Reverse Acquisition resulted in a change of control by issuance of our securities to the following entities and individuals:

•	Chris Anthony. Mr. Anthony, our Chairman, Chief Executive Officer and President, is one of our major stockholders who beneficially owns approximately 29% of our common stock on the completion of the Reverse Acquisition.

•	Esenjay Investments, LLC. Esenjay Investment, LLC is one of our major stockholders which beneficially owns approximately 49% of our common stock on the completion of the Reverse Acquisition. Mr. Michael Johnson, our director as of the Effective Date, is the director and member of this entity.

•	James Gevarges. Mr. Gevarges, our director as of the Effective Date, is one of our major shareholders who beneficially owns approximately 15% of our common stock on the completion of the Reverse Acquisition.

In connection with the Reverse Acquisition, Messrs. Anthony and Gevarges and Esenjay Investments LLC each agreed not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable into our common stock beneficially owned by such stockholder, for a period of eighteen (18) months from the closing date of the Reverse Acquisition, except during the period after the first anniversary of the closing date and a period of six (6) months thereafter, in such an amount which constitutes less than three percent (3%) in the aggregate of such stockholder’s beneficial ownership of our common stock per month.

EXECUTIVE COMPENSATION

Summary Compensation Table

We did not pay any compensation to Mr. Cicogna-Mozzoni or Mr. Rosenstadt during the fiscal year ended December 31, 2011.

The following table sets forth the information, on an accrual basis, with respect to the compensation of Flux Power’s principal executive officers for the fiscal year ended June 30, 2011 and for the eight months ended June 30, 2010. No other employee made over $100,000 for the year ended June 30, 2011.

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Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(1)		Non- Equity Incentive Plan Compensation ($)	Non- Qualified Deferred Compensation Earnings	All Other Compensation ($)		Total ($)

Chris Anthony	2011		$60,000									$60,000
Chairman and CEO	2010		$60,000	-	-	-		-	-	-		$60,000
									-
Joseph Gottlieb (2)	2011		$172,918			26,500	(2)			75,000	(2)	$274,418
Chief Technology Officer	2010		$150,000	-	-		-	-	-	-		$150,000

Jason Touhy(3)	2011	$				10,000	(3)			69,000	(3)	$79,000
Chief Operations Officer	2010		$97,500	-	-	-		-	-			$97,500

(1) Reflects the grant date fair value of the awards calculated in accordance with FASB ASC Topic 718 – Stock Compensation.

(2) Mr. Gottlieb resigned as Chief Technology Officer on July 31, 2011, and was paid a severance of $75,000. On December 3, 2010, Mr. Gottlieb was granted fully vested options to purchase 265,000 shares of our common stock at $0.13 per share. The options expire on January 27, 2013. The fair value of the option award is $26,500.

(3) Mr. Touhy resigned as Chief Operations Officer on December 31, 2010, and was paid a severance of $69,000. On December 2, 2010, Mr. Touhy was granted options to purchase 100,000 shares of our common stock at $0.13 per share. All of the options became exercisable on December 3, 2010. The options expired on February 29, 2012. The fair value of the option award is $10,000.

Benefit Plans

We do not have any profit sharing plan or similar plans for the benefit of our officers, directors or employees. However, we may establish such plan in the future.

Stock Option Plan

Flux Power has adopted a 2010 Stock Option Plan (“Option Plan”) that reserves 2,000,000 shares of our common stock for issuance upon exercise of options. As of June 30, 2011, the number of shares of common stock outstanding under the Option Plan was 710,000 and as of June 14, 2012, the number of shares of common stock outstanding under the Option Plan was 1,535,500.

As part of the Reverse Acquisition, we adopted the Option Plan and all 1,535,500 stock options of Flux Power outstanding as of June 14, 2012, whether or not exercised and whether or not vested, will be substituted by us with 4,536,948 new options based on a ratio of 2.9547039 (“Share Exchange Ratio”) in a manner that complies with Sections 424(a) and 409A of the Internal Revenue Code. The new options substituted by us shall continue to have, and be subject to, the substantially the same terms and conditions as before, but will be convertible into shares of our common stock, as adjusted given effect to the Share Exchange Ratio.

Outstanding Equity Awards

We had no outstanding equity awards as of December 31, 2011.

The following table sets forth certain information concerning Flux Power’s unexercised options, stock that has not vested, and equity incentive plan awards outstanding as of June 30, 2011 for the named executive officers below:

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	Option Awards(1)						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph Gottlieb(2)	265,000		0	0	$$0.13	1/27/2013	–	–	–	–
Jason Touhy(3)	100,000	(1)	0	0	$0.13	2/29/2012	-	-	-	-

(1) The options have not been adjusted based on the Share Exchange Ratio.

(2) Mr. Gottlieb resigned on July 31, 2011.

(3) Mr. Touhy resigned on December 31, 2010 and his options were forfeited on February 29, 2012.

Compensation of Non-Executive Directors

As of December 31, 2011, no equity awards were issued to any of our non-executive directors. As of June 30, 2011, no equity awards were issued to any non-executive directors by Flux Power.

Aggregated Option/SAR exercised and Fiscal year-end Option/SAR value table

Neither the executive officers of Flux Power or the Company nor the other individuals listed in the tables above, exercised options or SARs during the last fiscal year.

Long-term incentive plans

No Long Term Incentive awards were granted by Flux Power or the Company in the last fiscal year.

Employment contracts and termination of employment and change-in-control arrangements

Flux Power has entered into an employment agreement, as amended, with its Chief Executive Officer, Chris Anthony. Pursuant to the terms of his employment agreement, Mr. Anthony is an “at-will” employee. Mr. Anthony is paid an annual salary of $168,000. Further, Mr. Anthony is entitled to a $10,000 end of fiscal year bonus for every $10,000,000 in sales with at least a 10% gross margin and a 20% salary bonus for every $20,000,000 in sales with at least a 10% gross margin.

Flux Power has entered into an employment agreement with our Chief Financial Officer and Chief Operating Officer Steve Jackson. Pursuant to the terms of his employment agreement, Mr. Jackson is an “at-will” employee. Mr. Jackson is currently paid an annual salary of $142,000. Moreover, after reaching the booking/sales milestones listed below, Mr. Jackson will be entitled to quarterly compensation adjustments, both up and down, based on the previous quarter’s sales as follows:

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Quarterly Sales Milestones	Annualized Compensation
$3,000,000	$164,500
$5,000,000	$188,000
$10,000,000	$211,500
$15,000,000	$235,000

Employment contracts and termination of employment and change-in-control arrangements

Flux Power has entered into an employment agreement with Chris Anthony that states that in the event Mr. Anthony is terminated for any reason other than criminal activity, Flux Power agrees to provide Mr. Anthony with a severance payout equal to six (6) months of employment.

Flux Power has entered into an employment agreement with Steve Jackson that states that in the event Mr. Jackson is terminated after the Probation Period for any reason other than for cause, Flux Power agrees to provide Mr. Jackson with a severance payout equal to six (6) months of employment.

The only officer or employee who has contractual rights triggered by a change in control of the company is Mr. Jackson. Mr. Jackson’s stock option agreement states that in the event of a change in control, after the effective date of the agreement, any and all unvested stock options held by Mr. Jackson shall become 100% vested and exercisable.

Compensation of Directors

Our non-executive directors do not receive any compensation for services as a director and currently no compensation arrangements are in place for the compensation of directors.

Indemnification Agreements

On June 14, 2012, in connection with the appointment of Mr. Chris Anthony as a director, Chief Executive Officer and President, and Mr. Steve Jackson as our Chief Financial Officer, and Mr. Craig Miller as our Secretary, we executed a standard form of indemnification agreement (“Indemnification Agreement”) with each of them (each, an “Indemnitee”).

Pursuant to and subject to the terms, conditions and limitations set forth in the Indemnification Agreement, we agreed to indemnify each Indemnitee, against any and all expenses incurred in connection with the Indemnitee’s service as our officer, director and or agent, or is or was serving at our request as a director, officer, employee, agent or advisor of another corporation, partnership, joint venture, trust, limited liability company, or other entity or enterprise but only if the Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, and in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification provided in the indemnification agreement is applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven. Additionally, the Indemnification Agreement establishes processes and procedures for indemnification claims, advancement of expenses and costs and contribution obligations.

We intend to enter into such Indemnification Agreements with Messrs. Johnson and Gevarges upon the effectiveness of their respective appointment as our directors.

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CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Audit Committee

We have not adopted an audit committee charter. Our Board of Directors will serve the function of the audit committee. The Board of Directors intends to establish an audit committee in the future.

Compensation Committee and Governance and Nomination Committee

We have not adopted a compensation committee and governance committee charters. The Board of Directors currently serves these functions. The Board of Directors will consider establishing a compensation committee and governance committee in the future.

Compensation Committee Interlocks and Insider Participation

We have not established a Compensation Committee and our Board of Directors will serve this function.

Executive and Director Compensation Determination

Our Board of Directors intends to annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Code of Conduct and Ethics

We have not adopted a Code of Conduct for our Chief Executive Officer and Senior Executive Officers.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time. Currently, our Chief Executive Officer and Chairman is Mr. Anthony. The Board of Directors believes that, at this time, having the same individual serve as our Chief Executive Officer and Chairman is the appropriate leadership structure for the Company.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

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Insider Transactions Policies and Procedures

The Company has not adopted an insider transaction policy.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, stockholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by stockholders. The Board of Directors will consider candidates recommended by stockholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a stockholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by stockholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: Flux Power Holdings, Inc. 2240 Auto Park Way, Escondido, California 92029, Attention:  Chris Anthony, Chief Executive Officer.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Law

Section 78.138 of the Nevada Revised Statutes (“NRS”) provides that a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of NRS permits a company to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

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Section 78.751 of NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of NRS further permits the company to grant its directors and officers additional rights of indemnification under its Articles of Incorporation or bylaws or otherwise.

Section 78.752 of NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Charter Provisions and Other Arrangements of the Registrant

Our Articles of Incorporation provide that no director or officer of the Company will be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of NRS. In addition, our bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the NRS by providing that:

The Company shall indemnify its directors to the fullest extent permitted by the NRS and may, if and to the extent authorized by the Board of Directors, so indemnify its officers and any other person whom it has the power to indemnify against liability, reasonable expense or other matter whatsoever. The Company may at the discretion of the Board of Directors purchase and maintain insurance on behalf of any person who holds or who has held any position identified in the paragraph above against any and all liability incurred by such person in any such position or arising out of his status as such.

Insofar as indemnification by us for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our Articles of Incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

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Indemnification Agreements

On June 14, 2012, in connection with the appointment of Mr. Chris Anthony as our director, Chief Executive Officer and President, and Mr. Steve Jackson as our Chief Financial Officer, and Mr. Craig Miller as our Secretary, we executed a standard form of indemnification agreement (“Indemnification Agreement”) with each of them (the “Indemnitee”).

Pursuant to and subject to the terms, conditions and limitations set forth in the Indemnification Agreement, we agreed to indemnify each Indemnitee, against any and all expenses incurred in connection with the Indemnitee’s service as our officer, director and or agent, or is or was serving at our request as a director, officer, employee, agent or advisor of another corporation, partnership, joint venture, trust, limited liability company, or other entity or enterprise but only if the Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, and in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification provided in the indemnification agreement is applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven. Additionally, the Indemnification Agreement establishes processes and procedures for indemnification claims, advancement of expenses and costs and contribution obligations.

We intend to enter into such Indemnification Agreements with Messrs. Johnson and Gevarges upon the effectiveness of their respective appointment as our directors.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the Reverse Acquisition. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Flux Power Holdings, Inc.

2240 Auto Park Way

Escondido, California 92029

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

—	Forward the communication to the Director or Directors to whom it is addressed;

—	Attempt to handle the inquiry directly; or

—	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

FLUX POWER HOLDINGS, INC.

Date: July 2, 2012	By:	/s/ Craig Miller
Craig Miller
Corporate Secretary

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